EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies confirms the second interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024

On July 23, 2025, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided on the distribution of a second interim dividend of 0.85 €/share for fiscal year 2025, an increase of 7.6% compared to the three interim dividends paid for fiscal year 2024 and identical to the final ordinary dividend for fiscal year 2024 and to the first 2025 interim. This increase is in line with the shareholder return policy announced by the Board of Directors in February 2025.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	American Depositary Shares holders
Ex-dividend date	December 31, 2025	December 31, 2025
Payment date	January 5, 2026	January 23, 2026

Angola: Start-up of BEGONIA and CLOV Phase 3 Offshore Projects

On July 23, 2025, TotalEnergies announced the start of production from the BEGONIA and CLOV Phase 3 offshore projects, leveraging ullage in the PAZFLOR and CLOV floating production, storage and offloading units (FPSO) to add a total of 60,000 barrels a day of new production.

These two subsea tie-back projects deliver additional production leveraging available capacity on existing FPSO’s and as such have low marginal costs and low carbon intensities.

BEGONIA, the first development on Block 17/06

TotalEnergies (30%, operator) announced the start of production from BEGONIA, the first inter-block development in Angola. A project made possible thanks to good cooperation between the Angolan concession holder Agencia Nacional de Petróleo, Gás e Biocombustíveis (ANPG), the partners of the block 17/06, Sonangol E&P (30%), SSI (27,5%), ETU Energias (7.5%), Falcon Oil (5%), and the partners of block 17 also operated by TotalEnergies.

Located 150 kilometers off the Angolan coast, BEGONIA is a 30,000 barrels per day project consisting of five wells subsea tied back to the PAZFLOR FPSO.

CLOV Phase 3, continued upsides on Block 17

TotalEnergies (38%, operator) also announced the first oil from CLOV Phase 3 in Block 17, in agreement with ANPG and its partners Equinor (22,16%), ExxonMobil (19%), Azule Energy (15.84%) and Sonangol E&P (5%).

Located 140 kilometers from the Angolan coast, CLOV Phase 3 is a 30,000 barrels per day project consisting of four wells subsea tie-back to the CLOV FPSO.

TotalEnergies and CMA CGM to Launch LNG Bunkering Logistics Joint Venture to Accelerate Maritime Decarbonization

On July 23, 2025, TotalEnergies, a global integrated energy company, and CMA CGM Group, a global player in sea, land, air and logistics solutions, entered into an agreement to develop a 50/50 logistics joint venture dedicated to the implementation and operation of a liquefied natural gas (LNG) bunker supply solution at the port of Rotterdam, in the Netherlands. This strategic partnership reflects the shared ambition of both French companies to work jointly towards the acceleration of the energy transition in the maritime sector.

Expanding LNG Infrastructure in Europe

As part of this new logistics joint venture, a new 20,000 cubic-meter LNG bunker vessel is expected to be positioned in Rotterdam by the end of 2028 and jointly operated. The CMA CGM-TotalEnergies JV is expected to offer a complete logistics service, from reload access at Gate terminal facilities to LNG bunker delivery to a wide range of vessels operating in the Amsterdam-Rotterdam-Antwerp (ARA) region, including those of CMA CGM as well as other shipping operators.

The joint venture is expected to capitalize on TotalEnergies’ established logistics infrastructure in the ARA region, where the 18,600 m3 LNG bunker vessel Gas Agility has been in operation since 2020. By integrating the JV’s future LNG bunker vessel with Gas Agility, the partnership aims to create synergies that enhance delivery flexibility and boost operational efficiency across the region.

A Long-Term LNG Supply Agreement

To support CMA CGM’s goal of reaching Net Zero Carbon by 2050 and ensure the supply of its dual-fuel LNG-powered fleet, which is expected to grow to 123 vessels by 2029, TotalEnergies is expected to supply CMA CGM with up to 360,000 tons of LNG annually, from 2028 onwards and until 2040.

The creation of the joint venture is subject to applicable regulatory approvals.

United States: TotalEnergies Expands Its Investments in Sustainable Forestry Operations to Preserve Carbon Sinks

On July 22, 2025, TotalEnergies signed an agreement with NativState, an Arkansas-based forest carbon project developer, to conserve forests from land conversion and heavy timber harvesting.

The transaction includes 13 Improved Forest Management (IFM) projects located in Arkansas, Louisiana, Mississippi and Tennessee, U.S.A, covering 100,000 hectares (247,000 acres) owned by more than 280 private family forest landowners. The carbon program managed by NativState offers landowners a sustainable income alternative to this region’s common practice of heavy timber harvesting while restoring forest health and improving carbon stocks.

This investment is expected to support sustainable forest practices, such as identifying and preserving high conservation value forests, implementing best management practices for streamside management zones, improving forest species diversity, and conserving wildlife corridors. It is also expected to generate social benefits to small landowners such as forestry management education and technical support, as well as financial benefits by giving them access to voluntary carbon markets.

All carbon credits generated by the project are expected to be certified by the ACR, an internationally recognized carbon crediting program, and is expected to be acquired by TotalEnergies. After prioritizing emission avoidance and reduction, the Company is expected to use these credits from 2030 onwards to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

Data & Digital: TotalEnergies and Emerson Sign a Strategic Collaboration to Boost the Value of Industrial Data

On July 22, 2025, TotalEnergies and Emerson’s Aspen Technology business announced a strategic collaboration to deploy advanced digital technologies for the continuous, real-time collection of data from TotalEnergies’ industrial sites. The objective is to harness the value of that data to enhance decision-making, specifically through the use of artificial intelligence (AI), and optimize operational efficiency, energy use and environmental performance at TotalEnergies sites worldwide, thereby continuing to supply more reliable and sustainable energy.

Leveraging data in real time...

Under the terms of the deal, TotalEnergies is expected to roll out Emerson’s AspenTech InmationTM across its industrial sites worldwide. This industrial data fabric is expected to continuously collect and centralize millions of real-time data points from TotalEnergies’ facilities, providing secure and unified access to data across the organization.

The digital infrastructure, which also includes Emerson’s advanced process control solutions, is expected to subsequently allow TotalEnergies to deploy AI use cases.

...to improve industrial performance

This rollout is planned over a two-year period and is expected to ultimately enable TotalEnergies to extract more value from its data by:

●	Accelerating the detection of anomalies and performance degradation;
●	Optimizing energy consumption;
●	Enhancing operational safety;
●	Speeding up the integration of AI into industrial processes.

Caribbean: TotalEnergies Expands its Partnership with AES from LNG to Renewable Energy

On July 2, 2025, TotalEnergies announced the closing of its acquisition of a 50% stake in the solar, wind and Battery Energy Storage Systems (BESS) portfolio of AES Dominicana Renewables Energy. This deal follows TotalEnergies’ 2024 acquisition of a 30% share in AES solar and battery assets currently under construction in Puerto Rico. The combined portfolio now exceeds 1.5 GW of renewable energy and BESS capacity across the Caribbean.

These transactions advance TotalEnergies’ multi-energy strategy in a region where it is a key player in the liquefied natural gas (LNG) value chain.

Dominican Republic: TotalEnergies acquires 50% of AES renewables portfolio

AES’ renewables portfolio includes over 1 GW of contracted wind, solar, and BESS projects, of which 410 MW is already operational or under construction, supplying electricity under long-term Power Purchase Agreements (PPAs). The portfolio also includes over 500 MW of solar and wind capacity in development, alongside BESS projects, which are expected to be integrated into solar plants to mitigate intermittency and enhance grid stability.

This acquisition is expected to allow TotalEnergies to expand its renewables business in the Dominican Republic, where the Company already has a partially solarized network of 184 service stations, natural gas distribution and a 103 MW solar plant under construction.

Puerto Rico: TotalEnergies already holds 30% of a portfolio of AES renewables

The AES’ renewables portfolio includes 485 MW of contracted solar and BESS projects, comprising 200 MW of solar and 285 MW/1,140 MWh of BESS projects currently under construction.

After acquiring 30% of these assets in 2024, TotalEnergies is pursuing deployment of its multi-energy strategy on the island, where it is already active in the fuel, lubricants, and aviation sectors, and operates a network of 200 service stations between Puerto Rico and the island of St Thomas.

In Line With its Business Model, TotalEnergies is Selling 50% of a Portfolio of Renewable Assets in Portugal

On July 2, 2025, in line with its renewables business model, TotalEnergies announced the completion of the sale of 50% of its 604 MW wind, solar and hydro portfolio in Portugal to the Consortium composed of MM Capital Partners 2 Co., Ltd., Daiwa Energy & Infrastructure Co. Ltd., and Mizuho Leasing Co., Ltd. for a consideration of €178.5 million, equivalent to an enterprise value of €550M.

Following this transaction, TotalEnergies is expected to retain a 50% stake and continue to operate the assets. Additionally, once the regulated tariffs they benefit from expire, TotalEnergies is expected to purchase the production of these assets, which have an average age of 16 years, and it is expected to handle their commercialization.

Suriname: TotalEnergies acquires 25% interest in Block 53

On June 27, 2025, TotalEnergies signed an agreement to acquire the 25% interest held by Moeve (formerly known as CEPSA) in Block 53, offshore Suriname, joining APA (45%, operator) and Petronas (30%) as partner in this license.

Block 53 lies directly east of Block 58, where TotalEnergies (40%1, operator) and its partners announced the Final Investment Decision for the GranMorgu development in October 2024. Block 53 contains the Baja-1 discovery, drilled near the border of Block 58.

TotalEnergies becomes Official Partner of the Tour de France and specifies its cycling partnerships

On June 26, 2025, TotalEnergies announced the signing of an official Tour de France partnership in the Energy category for seasons 2026 to 2028. On the sporting front, the company is delighted that Team TotalEnergies, led by Jean-René Bernaudeau, will take part in the Tour de France 2025.TotalEnergies has also finalized a jersey sponsorship deal with INEOS Grenadiers.

TotalEnergies becomes a new partner of the Tour, one of the French people’s favorite sporting events

Starting with the 113th Tour de France, in 2026, and for three seasons, TotalEnergies is expected to be the Official Partner to the Tour de France and the Women’s Tour de France, alongside Zwift in the Energies category.

For a popular brand like TotalEnergies, the Tour de France represents an outstanding opportunity to get close to the French people who share a passion for cycling. The Company has deep roots in the French regions, with its 3,300 service stations that welcome 1 million customers every day and 6 million electricity and gas customers. Employees, customers, partners, fans: TotalEnergies wants to involve everyone in this partnership to share in the joy of this event.

1 After 20% Staatsolie (NOC) back-in

Starting in 2026, TotalEnergies is expected to put on a major promotional campaign and activities in the Tour de France’s publicity caravan for the 21 stages of the Grande Boucle and the 9 stages of the women's race. Every summer, over 12 million people line the French roads to wait for the caravan, including many TotalEnergies customers.

Team TotalEnergies at the start of the Tour de France 2025

The TotalEnergies Team adventure continues at the 2025 Tour de France. For the 26th consecutive year, Jean-René Bernaudeau’s team is expected to take part in the Grande Boucle, which kicks off in Lille on July 5. TotalEnergies is expected to remain the title sponsor of the Vendée-based team for the upcoming season.

Visibility on the INEOS Grenadiers’ jersey in the 2025 Tour de France

Building on the strong existing industrial relationship between INEOS and TotalEnergies, on a global scale, and in particular in the framework of the Amiral project in Saudi Arabia, TotalEnergies has finalized a sponsorship deal for the INEOS Grenadiers’ jersey, starting at this year’s Tour de France.

TotalEnergies confirms that its agreements with these two cycling teams are strictly commercial and exclude any influence and/or interference in sporting matters and race strategies. The Company is implementing internal rules to ensure this separation and the full independence of both teams. A principle the UCI is expected to monitor in accordance with its regulation.

Algeria: TotalEnergies is Granted a New Exploration License

On June 17, 2025, TotalEnergies, jointly with QatarEnergy, was awarded the Ahara license following the “Algeria Bid Round 2024”, launched by The National Agency for the Valorization of Hydrocarbon Resources (ALNAFT), the first call for tender conducted under the hydrocarbon law No.19-13.

Ahara is a large license covering an area of approximately 14,900 km2, located at the intersection of the prolific Berkine and Illizi Basins. TotalEnergies is expected to serve as the operator during the Exploration and Appraisal phases of this license with a 24.5% effective interest, the same share as QatarEnergy (24.5%). The national company SONATRACH is expected to retain a majority interest of 51%, in accordance with Algerian law.

Paris Air Show: TotalEnergies Signs a Deal with Quatra to Secure Feedstock for its Biorefineries

On June 17, 2025, TotalEnergies and Quatra, the European market leader in the collection and recycling of used cooking oil, signed a 15-year agreement beginning in 2026, for the supply of 60,000 tons a year of European used cooking oil to TotalEnergies’ biorefineries. This deal contributes to secure the feedstock to produce biodiesel and sustainable aviation fuel (SAF).

From the collection of used cooking oil to the production of biofuels in France

Under the terms of the agreement, Quatra is expected to collect used cooking oil directly from restaurants, restaurant chains and industry in France and the rest of Europe. The oil is expected to then be delivered to Quatra sites for filtering before being shipped to TotalEnergies’ biorefineries to produce road biofuels and SAF.

TotalEnergies has converted its refineries at La Mède in the south of France and Grandpuits near Paris into biorefineries.

●	La Mède: The biorefinery at La Mède, launched in 2019, has an annual production capacity of 500,000 tons of biofuel. Through this site, TotalEnergies is the only producer of HVO biodiesel in France. This year, La Mède is expected to also produce sustainable aviation fuel for airports in the south of France.
●	Grandpuits: the site’s conversion into a zero-crude complex includes a biorefinery with an annual production capacity of 230,000 tons of sustainable aviation fuel. Commissioning is planned for 2026. TotalEnergies has partnered with SARIA, the European leader in the collection and reuse of organic waste in the form of sustainable products, which is expected to supply most of the site’s feedstock.

Germany: TotalEnergies Awarded an Offshore Wind Concession in the North Sea

On June 17, 2025, TotalEnergies, as a shareholder of North Sea OFW One GmbH, was awarded the N-9.4 offshore concession by the Federal Network Agency. Located in the North Sea, approximately 150 kilometers northwest of the German island of Heligoland, the N-9.4 concession covers an area of around 141 square kilometers and is expected to enable the development of 1GW of offshore wind capacity. The concession is granted for a period of 25 years, extendable to 35 years.

This N-9.4 concession is located in very close proximity to the N-9.1 and N-9.2 sites, jointly owned by RWE and TotalEnergies, TotalEnergies’ intending to prioritize the development of this cluster and leverage synergies to optimize construction and operating costs for the benefit of its customers.

As part of this award, Offshore Wind One GmbH is expected to pay €18 million to the German federal government in 2026, which is expected to be allocated to marine conservation and the promotion of environmentally friendly fishing practices. In addition, an annual contribution of €8.1 million is expected to be paid for 20 years to the electricity transmission system operator responsible for connecting the project, starting from the commissioning of the site.

Furthermore, considering the longer delays in the connection timelines announced by the German transmission system operators (TSOs), TotalEnergies has launched a strategic review of the various concessions obtained since 2023, with a view to engaging in dialogue with the German authorities to explore the conditions of their possible developments.

TotalEnergies Expands Malaysia’s Portfolio Strengthening its Strategic Partnership with PETRONAS

On June 16, 2025, on the occasion of Energy Asia 2025 in Kuala Lumpur, TotalEnergies announced the acquisition from PETRONAS of interests in multiple blocks offshore Malaysia and in one block offshore Indonesia, where exploration, appraisal and development programs are expected to progressed. The licenses, which are all in different maturation stages, cover more than 100,000 km2.

TotalEnergies is expected to notably hold, alongside PETRONAS through its wholly-owned subsidiary Petronas Carigali Sdn Bhd, a 50% operated working interest in Blocks SK301b and SK313, where significant gas discoveries (more than 4 Tcf) were made and are expected to be developed to support gas supply to Malaysia LNG from 2030. TotalEnergies is expected to also hold, alongside PETRONAS, interests in several exploration blocks offshore Malaysia. The transaction is subject to customary conditions, including regulatory approvals.

Following the SapuraOMV’s acquisition in December 2024, this transaction is expected to strengthen TotalEnergies’ position in South-East Asia with Malaysia as an anchor point, in partnership with PETRONAS.

Building on the successful and long-standing collaboration between the two companies in the upstream business across several countries, Patrick Pouyanné, Chairman and CEO of TotalEnergies and Tan Sri Tengku Muhammad Taufik, President and Group CEO of PETRONAS, also signed a strategic cooperation agreement to deepen their partnership in exploration and production businesses globally.

Broadening our global strategic collaboration with PETRONAS to Indonesia

TotalEnergies signed an agreement to acquire a 24.5% interest from PETRONAS in the Bobara block, offshore Indonesia, to carry out an exploration work program targeting oil prospects. After completion, TotalEnergies is expected to hold 24.5% working interest in the Production Sharing Contract while PETRONAS is expected to retain the remainder of the working interest and operatorship in the block.

Paris Air Show: TotalEnergies, a pioneer in sustainable aviation fuels and committed to the decarbonization of air transport

On June 16, 2025, TotalEnergies provided an update on its work towards the decarbonization of air transportation, with the production and distribution to its customers of sustainable aviation fuel (SAF). As from 2028, the Company is expected to be able to produce more than half a million tons of SAF a year to cover the increase in the European SAF blending mandate, set at 6% for 2030. TotalEnergies is expected to be able to supply SAF more than 10% of the jet fuel volumes it is expected to market in Europe, ahead of the European mandate set at 6% in 2030.

TotalEnergies, pioneering SAF production

●	The Grandpuits biorefinery: Thanks to a €500 million investment, TotalEnergies transforms its site into a zero-crude platform, including a biorefinery with a production capacity of 230,000 tons a year of SAF in 2026. TotalEnergies has joined force with SARIA, the European leader in the collection and recovery of organic materials, which is expected to supply the majority of the feedstock supply.
●	The La Mède biorefinery: This year, La Mède is expected to produce 15,000 tons of SAF for distribution to airports in the south of France.
●	The Normandy refinery: TotalEnergies has begun coprocessing SAF at its Normandy platform. Coprocessing involves the treatment of both fossil jet fuel and biomass in a standard refining unit. The site’s annual production capacity is 160,000 tons.
●	The Antwerp refinery in Belgium: An initial project to coprocess 50,000 tons a year of SAF was launched this year. Annual production capacity is expected to be subsequently increased to 80,000 tons a year.
●	The Leuna refinery in Germany: A coprocessing project for 50,000 tons a year is planned for 2026.

TotalEnergies, supplying SAF to customers in the air industry

TotalEnergies supplies aviation fuels including SAF, in line with blending mandates and the needs of its customers. Those customers include several airlines:

●	Air France-KLM, with whom the Company signed a major deal to deliver up to 1.5 million tons of SAF over ten years. This is one of the Group’s largest SAF supply contracts.
●	Volotea, which has also signed to buy SAF from TotalEnergies until 2029, in order to reduce the emissions of its flights out of several French airports.

TotalEnergies also supplies SAF-blended aviation fuel to several French airports, including Bordeaux, Toulouse, Paris-Le Bourget, Clermont-Ferrand and Saint-Nazaire.

TotalEnergies, a partner committed to SAF research

TotalEnergies is also forging partnerships with aerospace groups to accelerate the sector’s decarbonization. Those partnerships are playing a critical role in understanding the impact of sustainable aviation fuel composition on aircraft, especially for blends of over 50%. They include:

●	A partnership with Airbus, signed in 2024, to supply over half the company’s needs in Europe, and conduct a shared R&D program to develop fully sustainable fuels.
●	A partnership with Safran, begun in 2021, that led to the formulation of a SAF that was completely compatible with current aircraft and was used to power a flight by a military helicopter in February 2023.

TotalEnergies is also stepping up its R&D effort, especially in feedstock, which remains one of the challenges to increasing SAF production. The Solaize research center in Lyon has specialist teams coordinating this work.

United States: TotalEnergies enters 40 Chevron-operated exploration blocks, building on a successful U.S. offshore partnership between both Companies

On June 16, 2025, TotalEnergies announced the acquisition of a 25% working interest in a portfolio of exploration leases Offshore U.S. from Chevron (operator).

The 40 Outer Continental Shelf (OCS) federal leases, spanning approximately 1,000 km2 and located 175 to 330 km from shore, include 13 blocks located in the Walker Ridge area, 9 blocks in the Mississippi Canyon area and 18 blocks in the East Breaks area.

The transaction provides access to multiple offshore Exploration plays and prospects, strengthening the successful U.S. offshore collaboration with Chevron beyond the existing partnerships in Ballymore (40% TotalEnergies) which achieved first production this year, Anchor (37.14%) where production started-up last year, and the Jack (25%) and Tahiti (17%) producing assets.

TotalEnergies to Collaborate with Mistral AI to Increase the Application of Artificial Intelligence in its Multi-Energy Strategy

On June 12, 2025, TotalEnergies and the French company Mistral AI announced a collaboration to accelerate artificial intelligence (AI) innovation in support of the Company’s multi-energy strategy, especially in low-carbon energies.

A shared AI innovation lab

Under the terms of the partnership, a joint innovation lab is expected to be set up, staffed by teams from both companies. Mistral AI is expected to contribute its AI technologies and TotalEnergies is expected to contribute its expertise in the production of energy, particularly renewable, low carbon energy, in order to test and design advanced digital solutions. The first use cases is expected to allow the Company to:

●	design an assistant for its 1,000 researchers to support them in their mission to develop new energies and reduce the Company’s environmental footprint;
●	develop decision-support solutions to enhance the performance of its industrial assets and lower its CO2 emissions.
●	implement support solutions aimed at improving the customer experience and helping them save energy.

The lab is expected to also test digital solutions for other use cases, especially renewable energy production.

In view of the issue of digital sovereignty in Europe, the partners are expected to jointly examine opportunities for TotalEnergies to adopt AI infrastructure.

TotalEnergies and AI, a major pillar of its technological ambition

The deal reflects TotalEnergies’ decision to leverage digital technology and artificial intelligence to improve performance at its industrial facilities and support its transition.

In the past, TotalEnergies has mainly used artificial intelligence in earth science and to improve predictive maintenance or detect any issues with the machinery in its facilities. AI now plays a vital role for the Company, helping develop new opportunities, especially in the production of renewables, reduction of CO2 emissions and the development of innovative services that allow its customers to control and optimize their energy use.

TotalEnergies’ Digital Factory, which is celebrating its fifth anniversary this year, has 300 developers, data scientists and other digital experts, and has already developed over a hundred solutions, sixty of which harness technologies ranging from machine learning to generative AI.

Gurīn Energy selects Saft’s battery energy storage system for first Japanese project

On June 12, 2025, Saft, a subsidiary of TotalEnergies, was selected by leading Asian renewable energy developer Gurīn Energy to supply a battery energy storage system (BESS) for the latter’s major energy storage project being developed in Fukushima, Japan.

Saft is expected to deliver a fully integrated lithium-ion (Li-ion) battery system with a total of over 1 gigawatt-hours (GWh) of storage, together with power conversion and power management systems from its partners, as well as Saft’s I-Sight cloud supervision and data management systems featuring AI-based functionalities. The BESS is expected to also be installed, commissioned and serviced by Saft.

The BESS is expected to be deployed in Gurīn Energy’s stand-alone energy storage project to be built in Soma City, Fukushima Prefecture. The project is expected to be capable of providing over 240 megawatts (MW) of power for four hours and construction is expected to begin in 2026.

Large-scale energy storage systems store and discharge electricity when there is a need for energy, enabling grid operators to balance energy demand and generation more quickly and cleanly than conventional methods.

Adding energy storage capacity is expected to allow Japan to ensure a stable and sustainable supply of energy and avoid curtailment of renewable energy. This is expected to help Japan progress towards national renewable energy targets of 40-50 percent of the generation mix by 2040, up from 27 percent today, as well as the country’s goal of achieving carbon neutrality by 2050.

Capital increase reserved for employees of TotalEnergies in 2025

On June 10, 2025, TotalEnergies announced the results of its capital increase reserved for employees of TotalEnergies. In accordance with its policy in favour of employee shareholding, that the Board of Directors of TotalEnergies SE decided, on October 30, 2024, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twenty-second resolution at the Shareholders’ Meeting of May 24, 2024.

On April 29, 2025, the Chairman and CEO set (i) the subscription period from May 2 to May 15, 2025 (included) and (ii) the subscription price at 42.50 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 62,796 employees in 97 countries, representing 53% of the eligible employees and former employees, subscribed to this capital increase for an amount of 449.3 million euros. The 2025 results are close to those of 2024, a record year, and significantly higher than in previous years, both in terms of participation and amounts subscribed.

As a result, 11,149,053 new shares are being issued on June 10, 2025. They are expected to carry immediate dividend rights and expected to be fully assimilated with TotalEnergies shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, is estimated at 8.8% of the Company’s share capital as of June 10, 2025.

Brazil: TotalEnergies Increases its Interest in Lapa

On June 4, 2025, TotalEnergies announced the signature of an agreement with Shell Brasil Petróleo Ltda to exchange its 20% non-operated interest in the Gato do Mato project for an additional 3% interest in Lapa, a producing offshore oil field. Upon closing, TotalEnergies is expected to increase its stake in Lapa to 48% (Operator), alongside Shell (27%) and Repsol Sinopec (25%).

Located in the Santos Basin, 270 kilometers off the coast of Brazil, Lapa is a deep-offshore field operated by TotalEnergies. The Lapa South-West tie-back development, approved in 2023, is expected to increase production by 25,000 barrels per day upon start-up by year-end, bringing total output of the field to 60,000 barrels per day.

This agreement is subject to customary conditions precedent, notably regulatory approvals.

UK: TotalEnergies acquires a pipeline of solar and battery projects

On June 3, 2025, TotalEnergies announced the acquisition from Low Carbon, a leading renewable energy company, of a pipeline of 8 solar projects with a capacity of 350 MW and 2 battery storage projects with a capacity of 85 MW.

As the solar projects are at an advanced stage of development, the target is that they could be operational by 2028. They are expected to produce more than 350 GWh/year of renewable electricity, equivalent to the electricity consumption of around 100,000 UK households.

Indonesia-Singapore: TotalEnergies and RGE Reach New Milestone in Large-Scale Solar and Battery Storage Project

On May 30, 2025, TotalEnergies and RGE, a group operating in the bio-based resources and energy sectors, announced that Singapore’s Energy Market Authority (EMA) has awarded their equally-owned joint venture Singa Renewables (“Singa”) a conditional licence to import 1 GW of renewable power from Indonesia. Today, the partners also signed a Memorandum of Understanding with Singapore Energy Interconnections (SGEI) to jointly develop a subsea interconnector, enabling electricity imports from Indonesia to Singapore.

The partners had previously signed a Co-Investment Agreement to develop, build and operate a hybrid renewable power plant comprising a solar farm, Battery Energy Storage System (BESS), and a subsea cable in Riau Province, Indonesia, during an official ceremony in Jakarta on May 28th, 2025, in the presence of French President Emmanuel Macron and Indonesian President Prabowo Subianto.

A flagship initiative for the decarbonization of local industries

The project is expected to supply Clean Firm Power to energy-intensive consumers in Singapore and to industrial complexes near the solar site in Riau Province, Indonesia. Throughout the project’s development, the partners are expected to harness TotalEnergies’ global expertise in large-scale energy projects while leveraging RGE’s wide footprint in Indonesia and Singapore.

Nigeria: TotalEnergies Divests its Non-Operated Interest in the Bonga Field

On May 29, 2025, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria (TEPNG) signed an agreement with Shell Nigeria Exploration and Production Company Ltd (SNEPCo) for the sale of its non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC) for an amount of $ 510 million.

OML118 PSC is operated by SNEPCo (55%), in partnership with Esso Exploration and Production Nigeria (20%), TotalEnergies EP Nigeria (12.5%), and Nigerian Agip Exploration (12.5%). Located deep offshore at 120 km south of the Niger Delta in Nigeria, it contains the Bonga field, which started production in 2005, as well as the Bonga North field, the development of which started in 2024. Production from the OML 118 PSC, which is mainly oil, represents approximately 11,000 boe/d in Company share in 2024.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

Brazil: First oil of Mero-4

On May 26, 2025, TotalEnergies announced first oil from the fourth development phase of the Mero field on the Libra block, located 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Launched in August 2021, this new phase called “Mero-4” is expected to connect 12 wells to the new Alexandre de Gusmão FPSO (Floating Production, Storage and Offloading) unit, with a production capacity of 180,000 barrels of oil per day (b/d). This project has been designed to minimize greenhouse gas emissions, with reinjection of the associated gas into the reservoir and zero routine flaring.

This startup brings Mero’s total production capacity to 770,000 b/d through five FPSOs. This is expected to represent around 100,000 boe/d in TotalEnergies share at full capacity.

Mero is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%) representing the Government in the non-contracted area.

Ordinary and Extraordinary Shareholders’ Meeting on May 23, 2025 - Approval of the resolutions supported by the Board of Directors

On May 23, 2025, the Combined Shareholders’ Meeting of TotalEnergies SE was held under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions supported by the Board of Directors, including in particular:

●	Approval of the 2024 financial statements and payment of a dividend of €3.22 per share for that fiscal year,
●	Renewal of a three-year term as Director for Ms. Lise Croteau,
●	Appointment of a three-year term for Ms. Helen Lee Bouygues and Mr. Laurent Mignon as Directors, as well as for Ms. Valérie Della Puppa-Tibi, as Director representing employee shareholders,
●	Setting of the aggregate annual compensation amount for directors and approval of the compensation policy applicable to directors,
●	Approval of the compensation components paid during 2024 or allocated for that year and of the compensation policy applicable in 2025 to the Chairman and Chief Executive Officer,
●	Various delegations of competence and financial authorizations granted to the Board of Directors.

In addition, as part of a formal item put on the agenda, the Shareholders’ Meeting discussed the Sustainability & Climate - Progress Report 2025, reporting on the progress made in the implementation of the Corporation’s ambition with respect to sustainable development and the energy transition towards carbon neutrality and its related targets by 2030.

The full results of the votes as well as the presentations made to shareholders is available starting on May 30, 2025 on the totalenergies.com website.

Renewables in Spain: TotalEnergies Inaugurates its Largest Solar Field in Europe

On May 22, 2025, TotalEnergies inaugurated its largest solar power plant cluster in Europe, near Sevilla in Spain. It consists of five solar projects with a total installed capacity of 263 MW. This solar field is expected to produce 515 GWh per year of renewable electricity, equivalent to the consumption of over 150,000 Spanish households, and is expected to avoid 245,000 tons of CO2 emissions per year. Most of the electricity produced is expected to be sold through long-term power purchase agreements (PPAs) and the rest is expected to be sold on the wholesale market.

Declared of strategic interest by the Junta de Andalucía, the installation of the 400,000 bifacial solar panels with trackers has provided a significant economic boost to the local economy, involving 14 companies of which more than a half are Sevillian and generating 800 direct and indirect jobs.

Canada: TotalEnergies Signs an Agreement to Export 2 Mtpa of LNG for 20 years from the Ksi Lisims LNG Project

On May 19, 2025, TotalEnergies signed a Sales and Purchase Agreement (SPA) with Ksi Lisims LNG for the purchase of 2 Mtpa of LNG for 20 years from the future liquefaction plant, subject to the final investment decision of the project.

In parallel, TotalEnergies acquired a 5% stake in Western LNG, the developer, shareholder, and future operator of the Ksi Lisims LNG project. This acquisition grants TotalEnergies the option to increase its stake in Western LNG and/or take a direct stake in the plant up to approximately 10% when the final investment decision is made.

The Ksi Lisims LNG project, a liquefied natural gas (LNG) plant with a capacity of 12 million tons per year (Mtpa), is located on the Pacific coast of Canada (British Columbia), giving it privileged access to Asia, the largest LNG market. Fully electrified and powered by hydroelectricity, Ksi Lisims LNG is expected to be one of the lowest CO2-emitting LNG projects in the world.

Biogas: TotalEnergies and HitecVision Partner to Pursue the Development of Polska Grupa Biogazowa in Poland

On May 14, 2025, TotalEnergies signed a Sale and Purchase Agreement (SPA) with HitecVision, a Norwegian investment company specializing in energy, for the sale of 50% of Polska Grupa Biogazowa ("PGB") for an enterprise value of €190 million.

With 20 units in operation and a production capacity of over 450 GWh of equivalent biomethane, PGB is the leader in biogas in Poland. Founded in 2007 and acquired by TotalEnergies in 2023, PGB operates biogas production units that generate electricity and heat through cogeneration (CHP). PGB currently has 2 plants under construction in Poland and aims to diversify into biomethane production. PGB’s goal is to reach 2 TWh of equivalent biomethane production capacity by 2030.

The completion of the transaction is subject to obtaining applicable governmental and regulatory approvals.

Oman: TotalEnergies and OQEP break ground at Marsa LNG

On May 1, 2025, under the patronage of His Excellency Eng. Salim bin Nasser Al Aufi, Minister of Energy & Minerals of the Sultanate of Oman, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and Ahmed Al Azkawi, OQ Exploration and Production CEO, celebrated the ground-breaking of the Marsa LNG plant, in the port of Sohar, northern Oman, one year after the final investment decision.

The 1 million ton per year (Mt/y) liquefaction plant is being built by Marsa LNG LLC, a joint company between TotalEnergies (80%) and OQEP (20%). The LNG production, which is expected to start in the first quarter of 2028, is primarily intended to serve the marine fuel market (LNG bunkering) in the Gulf.

One of the lowest carbon intensity LNG plants in the world

The Marsa LNG plant is fully electrified and combined with a 300 megawatt-peak (MWp) photovoltaic solar farm that is expected to supply the equivalent of the plant’s annual energy needs. Marsa LNG is expected to therefore be one of the lowest carbon intensity LNG plants in the world, with less than 3 kg CO2e/boe of scope 1 and 2 emissions. For reference, this is 90% lower than the average carbon intensity of LNG plants in the world, which stands around 35 kg CO2e/boe2.

The first marine LNG bunkering hub in the Middle East

Ideally located at the entrance to the Gulf, the Marsa LNG site has been selected to establish the first LNG bunkering hub in the Middle East.

A charter contract for a new LNG bunkering vessel has been signed by Marsa LNG LLC. This vessel, named Monte Shams in reference to the Jabal Shams or the “Mountain of the Sun” in north-eastern Oman, is under construction and is expected to be stationed in Sohar from 2028, where it is expected to supply LNG to a wide range of vessels (container ships, tankers, large cruise ships).

In the maritime industry, LNG is an immediately available transition fuel allowing a reduction of greenhouse gas (GHG) emissions by approximately 20% compared to fuel oil. Ships using LNG in Sohar, is expected to further reduce their GHG emissions thanks to the low carbon intensity of the LNG production in Marsa LNG, and local bunkering without the need to transport LNG to a distant bunkering port.

Capital increase reserved for employees of TotalEnergies in 2025

On April 30, 2025, in accordance with its policy in favor of employee shareholding, TotalEnergies SE (the “Corporation”) announced the implementation of its annual capital increase reserved for employees and former employees of the TotalEnergies company (the “Company”). Through this operation, TotalEnergies SE intends to continue involving its employees in the Company’s growth. Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code and article 11 par. 6 of the Articles of Association of TotalEnergies SE, held 8.4% of TotalEnergies SE’s share capital as of March 31, 2025.

The twenty-second resolution of the Shareholders’ Meeting held on May 24, 2024 granted the Board of Directors (the “Board”) the authority to decide, within a maximum period of 26 months, to carry out one or more capital increases of ordinary shares without preferential subscription rights, not to exceed 1.5% of the share capital at the date of the Board meeting deciding on the operation and reserved to members of a savings plan pursuant to the provisions of Articles L. 225-129 et seq., L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code.

2 Source IEA: The Oil and Gas Industry in Net Zero Transitions report from Nov 2023.

The Board, pursuant to the above-mentioned authorization, decided during its meeting on October 30, 2024, to carry out, in 2025, a new share capital increase reserved for employees and former employees of the Company pursuant to the following conditions:

●	Maximum number of shares to be offered and total amount of the offer: 18 million shares with a nominal value of €2.50 each, representing a total nominal amount of €45 million, which is the equivalent of 0.75% of the share capital as of the date of the Board’s decision.
●	Description of the newly issued shares: same category as existing TotalEnergies shares with immediate dividend rights. The rights attached to the newly issued shares are the same as the rights attached to the existing shares of the Corporation, and are described in the Articles of Association of TotalEnergies SE.
●	Listing of the newly issued shares on Euronext: on the same line as existing TotalEnergies shares (ISIN code FR0000120271), from their issuance. American Depositary Receipts admitted to trading on the New York Stock Exchange may be issued in exchange for the new shares.
●	Share subscription price: equal to price corresponding to the average of the closing prices of the TotalEnergies shares on Euronext over the 20 trading sessions preceding the date of the decision setting the opening date for the subscription period, reduced by a 20% discount, and rounded off to the highest tenth of a euro. The subscription price will be definitively fixed before the beginning of the subscription period.

By delegation of the Board of directors, the Chairman and CEO, on April 29, 2025:

●	confirmed the subscription period as follows:
o	opening on May 2, 2025
o	closing on May 15, 2025 (included)
●	fixed the subscription price to 42.50 € per share, corresponding to the arithmetic average of the closing prices of the TotalEnergies shares on Euronext Paris over the 20 trading sessions preceding April 29, 2025, reduced by a 20% discount, and rounded off to the highest tenth of a euro.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits,” “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.